UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:                          Date examination completed:

811-07841                                                              April 30, 1999
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2. State identification Number:
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     AL             AK             AZ             AR            CA               CO
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     CT             DE             DC             FL            GA               HI
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     ID             IL             IN             IA            KS               KY
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     LA             ME             MD             MA            MI               MN
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     MS             MO             MT             NE            NV               NH
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     NJ             NM             NY             NC            ND               OH
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     OK             OR             PA             RI            SC               SD
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     TN             TX             UT             VT            VA               WA
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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

MUTUAL FUND SELECT TRUST
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5. Address of principal executive office (number, street, city, state, zip code):

Mary Squires, 1 Chase Square - Tower 7, Rochester, New York  14643
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)
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                   Report of Independent Accountants


July 23, 1999


To the Trustees of
Mutual Fund Select Trust

We have examined management's assertion about Mutual Fund Select Trust's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and the period from August 31, 1998 (the date of last examination) through April 30, 1999 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

o Testing of securities and similar investments held in book entry form by The Depository Trust Company via evaluation of the reconciliation procedures used by The Chase Manhattan Bank, New York (the "Custodian") and disposition of any reconciling items related to the Company's positions;

o Confirmation of securities with the transfer agent for investments in other mutual funds;

o Testing of the reconciliation of securities and similar investments, prepared by management of the Company, between the books and records of the Company and the Custodian;


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mutual Fund Select Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mutual Fund Select Trust and Securities and Exchange Commission and should not be used for any other purpose.

             Management Statement Regarding Compliance with
        Certain Provisions of the Investment Company Act of 1940



We, as members of management of Mutual Fund Select Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1999 and from August 31, 1998 (last examination date) through April 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 and from August 31, 1998 (last examination date) through April 30, 1999, with respect to securities and similar investments reflected in the investment account of the Company.



Mutual Fund Select Trust

By:




--------------------------------
Martin R. Dean
Treasurer
Mutual Fund Select Trust



--------------------------------
Colleen McCoy
Vice President
Chase Manhattan Bank